UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2011
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
29 Sudbury Street, Darra,
Queensland, Australia 4076
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)
(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Metal Storm Limited

Date: May 20, 2011	By: Name:	/s/ Brett Farmer Brett I Farmer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Metal Storm appoints Taser Distributor for Police Market

99.2	Appendix 3B

99.3	Metal Storm Completes Mission Payload Module Contract

99.4	Notice under Section 708A (5)(e) of the Corporations Act

99.5	Appendix 3B

99.6	Metal Storm launches new FireStorm™ FURY Weapon Systems

99.7	Chairman’s Address

99.8	Chief Executive Officer’s Address

99.9	Resolutions Passed at Annual General Meeting